UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EGPI FIRECREEK, INC.
(Name of Issuer)

Common Stock	268487105
(Title of Class of Securities)	(CUSIP Number)

Douglas Leighton

c/o Dutchess Private Equities Fund Ltd.

50 Commonwealth Avenue, #2

Boston, MA 02116

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13(d)-1(g). ☐

SCHEDULE 13D

CUSIP No. 268487105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dutchess Private Equities Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number of Shares Owned By Each Reporting Person With	7	SOLE VOTING POWER 903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock
	8	SHARED VOTING POWER NONE
	9	SOLE DISPOSITIVE POWER 903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock
	10	SHARED DISPOSITIVE POWER NONE
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60% (based on 1,204,689,985 shares outstanding)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 268487105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas Leighton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Owned By Each Reporting Person With	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60% (based on 1,204,689,985 shares outstanding)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 268487105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Novielli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Owned By Each Reporting Person With	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

903,213,667 shares of Common Stock, consisting of 703,213,667 shares of common stock and 200,000,000 shares of common stock underlying Series C Preferred Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60% (based on 1,204,689,985 shares outstanding)
14	TYPE OF REPORTING PERSON IN

Item 1.

Security and Issuer.

This Statement relates to the common stock, $.001 par value per share, of EGPI Firecreeek, Inc., a Nevada corporation (the “Issuer” or “Company”), with its principal executive offices at 6564 Smoke Tree Lane, Scottsdale, AZ 85253.

Item 2.

Identity and Background.

This Statement is being filed by Dutchess Private Equities Fund, Ltd. (“DPEF”), Douglas Leighton (“Leighton”) and Michael Novielli (“Novielli”, together with DPEF and Leighton, “Dutchess”) each with a business address of 50 Commonwealth Avenue, Suite #2, Boston, MA 02116.  Messrs. Leighton and Novielli are the Directors of DPEF. During the last five years neither DPEF, Leighton nor Novielli have (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Messrs. Leighton and Novielli are citizens of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

All purchases of common stock of EGPI Firecreek, Inc. were made using working capital.  As of the Date of Event which required the filing of this Statement, Dutchess used approximately $2,100,000 of its working capital to purchase 903,213,667 shares of common stock of EGPI Firecreek, Inc. and as an inducement for its past investments No other funds or other consideration were used in making such purchases. In addition to the Common Stock described herein, Dutchess owns convertible debentures and notes in the aggregate amount of $10,439,337.82 which are convertible into additional shares of EGPI Firecreek, Inc. common stock at varying conversion prices. Dutchess has the dispositive power over these debentures and notes and, in the event that any one or more of the debentures are converted into shares of EGPI Firecreeek common stock, has the voting power over any such shares issued. The debentures may be converted at the option of Dutchess on or before the maturity dates and the notes may be converted into shares of common stock of the Company in the event of default.

Item 4.

Purpose of Transaction

Dutchess acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment purposes.

Item 5.

Interest in Securities of the Company.

As of the Date of the Event which required the filing of this Statement, December 26, 2007, DPEF owned 903,213,667 shares of EGPI Firecreek, Inc., common stock, consisting of 703,213,667 shares of common stock and Series C Preferred Stock convertible into 200,000,000 shares of common stock.  The EGPI Firecreek securities owned by Dutchess as of December 26, 2007 represented approximately 60% of the issued and outstanding shares of EGPI Firecreek common stock.  As of December 26, 2007, Leighton and Novielli had shared voting and dispositive power of each of the 903,213,667 shares of EGPI Firecreek common stock beneficially owned by Dutchess.  Except as described herein and as previously disclosed in EGPI Firecreek’s United States Securities and Exchange Commission filings, in the sixty days prior to December 26, 2007, the Date of the event requiring the filing of this Statement, Dutchess did not engage in any transactions involving EGPI Firecreek common stock.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NONE.

Item 7.

Material to be Filed as Exhibits.

Exhibit A     Identification of entities which acquired the shares which are  the subject of this report on Schedule 13D

Exhibit B     Joint Filing Agreement dated January 24, 2008 among Dutchess Private Equities Fund, Ltd.,

  Douglas Leighton and Michael Novielli.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 24th day of January 2008

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton
Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ Michael Novielli
Michael Novielli
Director

/s/ Michael Novielli
Michael Novielli

/s/ Douglas Leighton
Douglas Leighton

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A

Identification of entities which acquired the shares which are the subject of this Schedule 13D.

Exhibit B

Joint Filing Agreement among Dutchess Private Equities Fund, Ltd., Douglas Leighton and Michael Novielli.

Exhibit A

Identification of entities  which  acquired the shares which are the subject of this report on Schedule 13D.

Dutchess Private Equities Fund, Ltd. is a corporation formed under the laws of the Cayman Islands.  Douglas Leighton and Michael Novielli are the Directors of Dutchess Private Equities Fund, Ltd.

Dutchess Private Equities Fund, Ltd.

By:	/s/ Douglas Leighton
Douglas Leighton
Director

Dutchess Private Equities Fund, Ltd.

By:	/s/ Michael Novielli
Michael Novielli
Director

/s/ Michael Novielli
Michael Novielli

/s/ Douglas Leighton
Douglas Leighton

Exhibit B

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated January 24, 2008 with respect to the shares of the common stock of EGPI Firecreek, Inc. and any further amendments  thereto executed by each and any of us shall be filed on behalf of each of us  pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)  under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: January 24, 2008